                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              DATED: MARCH 22, 2006
Commission File No. 000-51047

                          NAVIOS MARITIME HOLDINGS INC.

                     85 AKTI MIAOULI, PIRAEUS, GREECE 185 38
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                          Form 20-F   X        Form 40-F
                                   -------              -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No  X
                                   ------     ------

                          NAVIOS MARITIME HOLDINGS INC.

                                    FORM 6-K

                                TABLE OF CONTENTS

                                                                         Page
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Operational and Financial Results                                          1

OPERATIONAL AND FINANCIAL RESULTS

         On March 22, 2006, Navios issued a press release announcing the operational and financial results for the fourth quarter ended December 31, 2005 and for the full years ended December 31, 2005 and 2004. In addition, the press release announces certain restatements with respect to the third quarter results. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

         Navios has also included in this Report its complete audited financial statements (including footnotes thereto) for the fiscal year ended December 31,
2005. A copy of such audited financial statements and the report of
PricewaterhouseCoopers included therein is furnished as Exhibit 99.2 to this
Report and is incorporated herein by reference.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                NAVIOS MARITIME HOLDINGS INC.

                                                By: /s/ Angeliki Frangou
                                                    ---------------------------
                                                Angeliki Frangou
                                                Chief Executive Officer
                                                Date: March 22, 2006

                                  EXHIBIT INDEX

 EXHIBIT NO.     EXHIBIT
 -----------     -------
    99.1        Press Release dated March 22, 2006.

    99.2        Audited Financial Statements for the fourth quarter ended
                December 31, 2005 and the fiscal years ended December 31, 2005 and 2004 and the report of PricewaterhouseCoopers included therein.